UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Habarzel Street, Ramat Hahayal, Israel 69710
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

CONTENTS

        This report on Form 6-K of the Registrant consists of the following documents, which are attached hereto as Exhibit 10.1 and incorporated by reference herein:

        Interim Consolidated Financial Statements of Top Image Systems Ltd. as of, and for the six months ended, June 30, 2007 and Operating and Financial Review and Prospects for the six months ended June 30, 2007.

        This Form 6-K is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statement on Form F-3 (file no. 333-119885).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2008	Top Image Systems Ltd. By: /s/ Arie Rand —————————————— Arie Rand Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description of Exhibit

10.1	Interim Consolidated Financial Statements of Top Image Systems Ltd. as of, and for the six months ended, June 30, 2007 and Operating and Financial Review and Prospects for the six months ended June 30, 2007.

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